UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Guaranty Bancorp

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40075T102

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,111,110

	8.	Shared Voting Power

	9.	Sole Dispositive Power 11,111,110

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,555,555

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,555,555

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,555,555

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,555,555

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,111,110

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,111,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,111,110

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,111,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the first amendment (the “Amendment”) to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (the “Statement”) with respect to the common stock, $0.001 par value (the “Shares”), of Guaranty Bancorp, a Delaware corporation (the “Issuer” or the “Company”).  Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Relational LPs entered into an Investment Agreement with the Company and other investors, as described in Item 6 below, to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Relational LPs purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Relational LPs.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares covered by this Amendment because, in their opinion, such Shares are presently undervalued by the market.

Except as set forth in this Amendment, the Statement or in connection with the Investment Agreement described in Item 6 below, as of the date hereof, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentages used in this Amendment are based upon 52,438,908 outstanding shares of Company common stock as of July 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the issuance of 59,053 shares of Series A Preferred Stock on August 11, 2009, which are convertible into 32,807,222 shares of Company common stock after two years at the conversion price of $1.80 per share, subject to (i) earlier conversion in certain specified circumstances and (ii) possible adjustment of the conversion price as described in Item 6 below.

(a)           As of the date of this Amendment, the Relational LPs beneficially own in the aggregate 20,000 shares of Series A Preferred Stock, which have the voting power equal to 10,000,000 shares of Company common stock, or 12.2% of the total outstanding Company common stock (based upon a conversion ratio for voting purposes only of $2.00 per share).

The Relational LPs beneficially own 11,111,110 shares of Company common stock, or 17.5% ((i) assuming a conversion price of $1.80 per share, (ii) assuming that only the Relational LPs convert their shares of Series A Preferred Stock into common stock and (iii) without giving effect to any possible dividends paid in additional shares of Series A Preferred Stock) of the outstanding Company common stock.  The Relational LPs may be deemed to have direct beneficial ownership of the shares described above and the Relational LPs have sole investment discretion and voting authority with respect to such shares.

RILLC, as the sole general partner of each of the Relational LPs, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

To the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of common stock of the Company.

(b)           See item (a) above.

(c)           Except for the purchase of the 20,000 shares of Series A Preferred Stock pursuant to the Investment Agreement described in Item 6 and the Voting Agreement described in Item 6, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Amendment, except that dividends from, and proceeds from the sale of, the shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Company, Castle Creek Capital Partners III, L.P. (“Castle Creek”), Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. (together with Patriot Financial Partners, L.P., the “Patriot Funds”) and the Relational LPs entered into an Investment Agreement (as amended, the “Investment Agreement”) pursuant to which the Company agreed to issue up to 60,000 shares of  Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors (together with Castle Creek, the Patriot Funds and the Relational LPs, the “Investors”) became parties to the Investment Agreement.  On August 11, 2009, the Investors entered into Amendment No. 1 to the Investment Agreement (“Amendment No. 1”).  On August 11, 2009, pursuant to the Investment Agreement, the Relational LPs purchased 20,000 shares of Series A Preferred Stock for total consideration of $20 million.

The Series A Preferred Stock will pay quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock on August 11, 2009 until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash.

Each share of Series A Preferred Stock will automatically convert into shares of the Company’s common stock on the fifth anniversary of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of the Company’s common stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of either the second anniversary of the date the Series A Preferred Stock is issued or the occurrence of certain events resulting in the conversion, exchange or reclassification of the Company’s common stock. Each share of Series A Preferred Stock will be convertible into shares of common stock at a conversion price of $1.80 per share, adjustable downward in increments of $0.04 (provided the maximum aggregate adjustment cannot exceed $0.30, resulting in a conversion price of $1.50 per share) in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

The Investors’ ownership of the Company’s common stock (giving effect to the conversion of the Series A Preferred Stock into shares of common stock) is limited to, with respect to the Relational LPs, 14.9% of the outstanding shares of common stock, and with respect to each of the Patriot Funds and Castle Creek, 19.9% of the outstanding shares of common stock. The payment of dividends in additional shares of Series A Preferred Stock or conversions that would exceed these thresholds will result in the shares of Series A Preferred Stock in excess of such thresholds being convertible into shares of non-voting common stock.

The holders of the Series A Preferred Stock will vote together with the holders of common stock as a single class on all matters upon which the holders of common stock are entitled to vote. Each share of Series A Preferred Stock will be entitled to such number of votes as the number of shares of common stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only a conversion price of $2.00 per share. The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

The Company has agreed that, within six months after the closing date of the transaction, it will prepare and file a shelf registration statement with the SEC covering all shares of the Series A Preferred Stock and any securities issuable upon their conversion. The Investors will also have customary demand and piggyback registration rights. Each Investor will be generally prohibited from transferring its shares of Series A Preferred Stock and any securities issuable on their conversion for a period of 18 months following the closing date of the transaction.

The Relational LPs and the Patriot Funds will each provide to the Company the same passivity commitments such Investor was required to enter into with the Federal Reserve Board. These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire common stock in excess of the stockholding limitations described above.

As an inducement to enter into the Investment Agreement, certain stockholders of the Company, listed on Exhibit A thereto, entered into a voting agreement dated May 6, 2009 with the Patriot Funds and the Relational LPs (the “Voting Agreement”) pursuant to which such stockholders granted a limited proxy to the Patriot Funds and the Relational LPs to vote such stockholders’ shares of Company common stock in favor of certain matters requiring stockholder approval as contemplated by the Investment Agreement.  Such Voting Agreement expired on June 29, 2009, the date of the stockholder meeting at which stockholder approval of the transactions contemplated by the Investment Agreement was obtained.

The descriptions of the Investment Agreement and the Voting Agreement in Item 6 do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 6, 2009.  The description of Amendment No. 1 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 11, 2009.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.3

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 99.1*

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

*	Previously Filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2009

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.3

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 99.1*

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

*	Previously Filed.